Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

September 16, 2011

VIA SEDAR

To:	All Canadian Securities Regulatory Authorities

Subject:	International Tower Hill Mines Ltd. (the “Issuer)
- Annual General Meeting

Dear Sirs/Mesdames:

We advise of the following with respect to the upcoming Meeting of Security Holders for the above-noted Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	October 13, 2011
Record Date for Voting (if applicable):	October 13, 2011
Meeting Date:	November 17, 2011
Meeting Location:	Fairmont Pacific Rim Hotel
Pearl Room, 2nd Floor (Reception to follow)
1038 Canada Place
Vancouver, BC V6C 0B9

Voting Security Details:

Description	CUSIP	ISIN
Common	46050R102	CA46050R1029

Yours truly,

INTERNATIONAL TOWER HILL MINES LTD.

“Marla K. Ritchie”
Corporate Secretary

cc:	Daniel Allen, Gowling Lafleur Henderson LLP (via email)
Pam Hosfield, Computershare Investor Services Inc. (via email)
NYSE-Amex (via email)